UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to the

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WYETH

(Name of Subject Company (Issuer))

WYETH

(Name of Filing Person (Issuer))

Floating Rate Convertible Senior Debentures due 2024

(Title of Class of Securities)

983024AD2 and 983024AC4

(CUSIP Number of Class of Securities)

Lawrence V. Stein

Senior Vice President and General Counsel

Wyeth

Five Giralda Farms

Madison, New Jersey 07940

(973) 660-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2948

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$787,803,000	$43,959.41

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Floating Rate Convertible Senior Debentures due 2024 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount at maturity outstanding. As of June 12, 2009, there was $787,803,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $787,803,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,959.41	Filing Party: Wyeth

Form or Registration No.: Schedule TO-I	Date Filed: June 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO filed by Wyeth, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2009 (the “Schedule TO”) with respect to the right of each holder (the “Holder”) of the Company’s Floating Rate Convertible Senior Debentures due 2024 (the “Securities”) to sell, and the obligation of the Company to purchase, the Securities on July 15, 2009 (the “Purchase Date”), as set forth in the Company Notice to Holders of Convertible Debentures due 2024, dated June 16, 2009 (the “Company Notice”) and the related notice materials, each as filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 is being filed by the Company and amends and supplements certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO as amended and supplemented by this Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Item 1 through 9 of the Schedule TO is hereby amended and supplemented by adding the following:

On the Purchase Date, the Company accepted for purchase all outstanding Securities that were validly tendered and not validly withdrawn as of July 14, 2009, pursuant to the Company Notice. Based on final information provided to the Company by The Bank of New York Mellon, the Trustee and Paying Agent for the Put Option, $765,139,000 in aggregate principal amount of Securities, representing approximately 97.1 percent of the aggregate principal amount of the outstanding Securities prior to the completion of the Put Option, were validly tendered and accepted for purchase in the Put Option, at a cash purchase price of $1,000 per $1,000 principal amount at maturity of Securities, plus accrued and unpaid interest up to, but excluding, the Purchase Date. The aggregate purchase price (including accrued and unpaid interest) for the accepted Securities of $765,139,000, which was deposited with The Depository Trust Company (“DTC”) on July 15, 2009, will be delivered promptly to tendering holders by DTC. Because the Purchase Date coincided with the July 15, 2009 regular interest payment date, there was no accrued but unpaid interest payable on the Securities on the Purchase Date, although regular interest payments were paid on the same date to all Holders of record as of July 1, 2009, the regular interest payment record date.

Pursuant to the terms of the Put Option, Securities that were not tendered will remain outstanding, and the terms and conditions of the Securities, including the covenants and other protective provisions contained in the indenture governing the Securities, will remain unchanged.

The full text of the press release announcing the final results of the Put Option is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release issued by the Company on July 15, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WYETH

By:	/s/ Gregory Norden
Name: Title: Dated:	Gregory Norden Senior Vice President and Chief Financial Officer July 15, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Press release issued by the Company on July 15, 2009.